             As filed with the Securities and Exchange Commission on May 5, 1999
                                                   Registration No. 333-________


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                       INTEGRATED PROCESS EQUIPMENT CORP.
             (Exact name of Registrant as specified in its charter)


               DELAWARE                                    77-0296222
     (State or other jurisdiction                       (I.R.S. Employer
   of incorporation or organization)                Identification Number)

                                 911 BERN COURT
                           SAN JOSE, CALIFORNIA 95122
                                 (408) 436-2170
               (Address, including zip code, and telephone number,
        including area code, of Registrant's principal executive offices)

                               RICHARD J. FAUBERT
                                 911 BERN COURT
                           SAN JOSE, CALIFORNIA 95122
                                 (408) 436-2170
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:

          FRANCIS S. CURRIE, ESQ.                KENNETH L. GUERNSEY, ESQ.
            NEIL J. WOLFF, ESQ.                     KARYN R. SMITH, ESQ.
            YOICHIRO TAKU, ESQ.                     JOHN S. WILLS, ESQ.
           JOHN Y. SASAKI, ESQ.                      COOLEY GODWARD LLP
     WILSON SONSINI GOODRICH & ROSATI                ONE MARITIME PLAZA
         PROFESSIONAL CORPORATION                        20TH FLOOR
            650 PAGE MILL ROAD              SAN FRANCISCO, CALIFORNIA 94111-3580
        PALO ALTO, CALIFORNIA 94304                    (415) 693-2000
              (650) 493-9300


     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. /X/

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item
(11)(a)(1) of this Form, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                         CALCULATION OF REGISTRATION FEE


====================================================================================================================================
                                                                                  PROPOSED           PROPOSED
                                                                                  MAXIMUM            MAXIMUM
             TITLE OF EACH CLASS OF SECURITIES                 AMOUNT TO BE    OFFERING PRICE       AGGREGATE           AMOUNT OF
                      TO BE REGISTERED                          REGISTERED    PER SECURITY(1)   OFFERING PRICE(1)   REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------------------
6 1/4% Convertible Subordinated Notes due 2004...............  $115,000,000         100%           $115,000,000          $31,970
------------------------------------------------------------------------------------------------------------------------------------
Guarantees of 6 1/4% Convertible Subordinated Notes Due 2004.       (2)              (2)                (2)                 (2)
====================================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(i) of the Securities Act of 1933, as amended.

(2) No additional consideration for the Guarantees will be paid by the purchasers of the 6 1/4% Convertible Subordinated Notes Due 2004. Pursuant to Rule 457(n) under the 1933 Act, no separate fee is payable for the Guarantees.

               SUBJECT TO COMPLETION, DATED ________________, 1999

                                   PROSPECTUS

                                  $115,000,000

                       INTEGRATED PROCESS EQUIPMENT CORP.
                                     Issuer

                               SPEEDFAM-IPEC, INC.
                                    Guarantor

                 6 1/4% Convertible Subordinated Notes Due 2004


     IPEC issued the Notes in a private placement in September 1997. This prospectus will be used by selling securityholders to resell their Notes.

     The Notes are unsecured general obligations of IPEC. The Notes are guaranteed by SpeedFam-IPEC, Inc., the sole shareholder of IPEC, and are subordinated to all existing and future senior indebtedness of IPEC and SpeedFam-IPEC.

     The Notes mature on September 15, 2004. IPEC may redeem all or a portion of the Notes on or after September 20, 2000. Holders may require IPEC to repurchase the Notes upon certain fundamental changes that occur before September 15, 2004.

     Holders may convert the Notes at any time prior to maturity or redemption into the common stock of SpeedFam-IPEC at a conversion rate of 18.2049 shares of common stock per $1,000 principal amount of Notes, subject to adjustment in certain events. IPEC pays interest on the Notes twice a year on March 15 and September 15.

     The Notes have been designated for trading on The PORTAL Market. Notes sold pursuant to this prospectus are not eligible for trading on The PORTAL Market. On May 4, 1999, the closing price of SpeedFam-IPEC's common stock was $11.125 per share. SpeedFam-IPEC's common stock is quoted on the Nasdaq National Market under the symbol "SFAM".


     THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                     This prospectus is dated ________, 1999

                           HOW TO GET MORE INFORMATION

THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE THAT ARE NOT INCLUDED IN THIS DOCUMENT OR DELIVERED WITH THIS DOCUMENT. A LIST OF THE DOCUMENTS INCORPORATED IN THIS DOCUMENT APPEARS UNDER "WHERE YOU CAN FIND MORE INFORMATION" ON PAGE 21. YOU MAY OBTAIN THESE DOCUMENTS -- OTHER THAN EXHIBITS, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO SUCH DOCUMENT -- WITHOUT CHARGE, BY WRITTEN REQUEST OR BY TELEPHONE, AT THE FOLLOWING
ADDRESSES:

IN THE CASE OF IPEC DOCUMENTS:

INTEGRATED PROCESS EQUIPMENT CORP.
4717 EAST HILTON AVENUE
PHOENIX, ARIZONA 85034
ATTENTION: INVESTOR RELATIONS
TELEPHONE NUMBER: (602) 517-7200

IN THE CASE OF SPEEDFAM-IPEC DOCUMENTS:

SPEEDFAM-IPEC, INC.
305 NORTH 54TH STREET
CHANDLER, ARIZONA 85226
ATTENTION: INVESTOR RELATIONS
TELEPHONE NUMBER: (602) 705-2100


                                  THE COMPANY

     RECENT DEVELOPMENTS. On April 6, 1999, the shareholders of SpeedFam International, Inc. and Integrated Process Equipment Corp. approved the merger of their two companies and related transactions. Pursuant to the merger, IPEC became a wholly owned subsidiary of SpeedFam and SpeedFam was renamed SpeedFam-IPEC, Inc. As a result of the merger, holders of regular common and Class A common stock of IPEC received .71 of one share of SpeedFam-IPEC's common stock for each IPEC share they owned. Pursuant to the merger, SpeedFam-IPEC assumed IPEC's outstanding warrants and guaranteed IPEC's 6-1/4% Convertible Subordinated Notes due September 15, 2004. IPEC's warrants and notes outstanding as of April 6, 1999 are exercisable for or convertible into, as the case may be, shares of SpeedFam-IPEC's common stock on an adjusted basis, in accordance with the exchange ratio.

                                TABLE OF CONTENTS

                                                                            Page

    How to Get More Information..........................................      2
    The Company..........................................................      2
    The Offering.........................................................      4
    Risk Factors.........................................................      5
    Ratio of Earnings to Fixed Charges...................................      8
    Use of Proceeds......................................................      8
    Description of Notes.................................................      9
    Selling Securityholders..............................................     17
    Plan of Distribution.................................................     19
    Legal Matters........................................................     20
    Experts..............................................................     20

                                  THE OFFERING

Securities Offered...........     $115,000,000 aggregate principal amount of
                                  6 1/4% Convertible Subordinated Notes due
                                  2004.

Interest Payment Dates.......     March 15 and September 15, commencing March
                                  15, 1998.

Conversion...................     Holders may convert the Notes at any time
                                  prior to redemption or maturity into
                                  SpeedFam-IPEC's common stock at a conversion price of $54.93 per share, subject to adjustment in certain events.

Guarantee....................     The Notes are unconditionally guaranteed by
                                  SpeedFam-IPEC, the sole stockholder of IPEC.

Subordination................     The Notes are subordinated to all existing and
                                  future senior indebtedness of IPEC and
                                  SpeedFam-IPEC, as described in "Description of Notes". The amount of indebtedness that IPEC or SpeedFam-IPEC may incur is not limited.

Redemption...................     IPEC may redeem the Notes on or after
                                  September 20, 2000. In order to redeem the Notes, IPEC must provide at least 30 days' notice and the redemption prices set forth in "Description of Notes," together with accrued interest.

Fundamental Change...........     Upon the occurrence of certain fundamental
                                  changes prior to the maturity of the Notes, as described in "Description of Notes", each holder will have the right to require IPEC to redeem the holder's Notes at the redemption prices set forth in "Description of Notes," together with accrued interest.

Use of Proceeds..............     IPEC will not receive any of the proceeds from
                                  sale of the Notes.

Registration Rights..........     If IPEC fails to comply with certain of its
                                  obligations to register the Notes, IPEC will be required to pay certain predetermined liquidated damages to the holders of the Notes.

                                  RISK FACTORS

     You should carefully consider the risks described below before making your investment decision. Additional risks and uncertainties presently unknown to IPEC and SpeedFam-IPEC or that both companies currently believe are immaterial may also negatively impact business operations. If any of these risks occurs, the business, financial condition and results of operations of IPEC or SpeedFam-IPEC could be seriously harmed.

THE RISK FACTORS AFFECTING OPERATING RESULTS CONTAINED IN IPEC'S QUARTERLY REPORT ON FORM 10-Q FILED WITH THE COMMISSION FOR THE QUARTER ENDED DECEMBER 31, 1998 AND IN SPEEDFAM-IPEC'S QUARTERLY REPORT ON FORM 10-Q FILED WITH THE COMMISSION FOR THE QUARTER ENDED FEBRUARY 28, 1999 ARE INCORPORATED HEREIN BY THIS REFERENCE.

These risk factors include:

-    integration of IPEC and SpeedFam-IPEC may not be successful;
-    limited operating history;
-    potential delays in significant shipments and orders;
-    dependence on a small number of major customers;
-    the need for broader acceptance of products;
-    technological changes;
-    intense competition;
-    reliance on the Asian market; and
- difficulties in defending and securing intellectual property rights for products.

THE NOTES ARE UNSECURED AND SUBORDINATED TO SENIOR INDEBTEDNESS AND DO NOT CONTAIN FINANCIAL COVENANTS. In the event of IPEC's or SpeedFam-IPEC's bankruptcy, liquidation or reorganization or upon acceleration of the Notes due to an event of default and in certain other events, IPEC's and SpeedFam-IPEC's assets will be available to pay obligations on the Notes only after all senior indebtedness has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the Notes then outstanding. Neither the indenture under which the Notes were issued nor the supplemental indenture under which SpeedFam-IPEC guaranteed the Notes contain financial covenants or prohibit or limit the incurrence of any indebtedness and other liabilities by IPEC or SpeedFam-IPEC.

Also, IPEC's existing credit facility contains detailed financial covenants. IPEC and its lender from time to time in the past have amended these financial covenants when, absent the amendment, IPEC would not have been in compliance with the covenants. There can be no assurance as to the ability of IPEC to comply with these and other covenants associated with senior indebtedness in the future, and IPEC's inability to do so could result in the blockage of interest or other payments on the Notes pending the cure of the default.

As of March 31, 1999, IPEC had approximately $2.6 million of indebtedness outstanding that would have constituted senior indebtedness. As of February 28, 1999, SpeedFam-IPEC had approximately $26,000 million of indebtedness outstanding that would have constituted senior indebtedness. IPEC anticipates that from time to time it will incur significant amounts of additional indebtedness, including senior indebtedness. See "Description of Notes-Subordination of Notes."

IPEC'S HOLDING COMPANY STRUCTURE MAY AFFECT ITS ABILITY TO MAKE PAYMENTS ON THE NOTES AND RESULTS IN SUBSTANTIAL STRUCTURAL SUBORDINATION. IPEC is a holding company with no significant operating assets. IPEC's ability to redeem, repurchase or make interest and principal payments on the Notes is dependent upon the earnings of its subsidiaries and the distribution of those earnings to IPEC. Those distributions may be subject to statutory, contractual or other restrictions and may also be subject to various business considerations. As a result, IPEC may be unable to gain access to the cash flow or assets of its subsidiaries in amounts sufficient to pay the principal of or interest on the Notes when due or to redeem the Notes.

THE NOTES ARE EFFECTIVELY SUBORDINATED TO THE LIABILITIES, INCLUDING TRADE PAYABLES AND LEASE OBLIGATIONS, IF ANY, OF THE SUBSIDIARIES OF IPEC. IPEC's right to receive the assets of any of its subsidiaries upon a liquidation or reorganization of that subsidiary will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors). Even if IPEC is itself recognized as a creditor, its claims would still be subordinate to any security interests in the assets of such subsidiary and any senior indebtedness. The indenture does not prohibit or limit the incurrence of indebtedness and other liabilities by any subsidiary of IPEC.

As of March 31, 1999, IPEC's subsidiaries had approximately $12.1 million of indebtedness and other liabilities outstanding (excluding liabilities of a type not required to be reflected on a balance sheet in accordance with generally accepted accounting principles and intercompany liabilities) to which the Notes would have been effectively subordinated. IPEC anticipates that from time to time its subsidiaries will incur significant amounts of additional indebtedness and other liabilities. See "Description of Notes-Subordination of Notes."

THE NOTES ARE SUBJECT TO LIMITATIONS ON REDEMPTION UPON A FUNDAMENTAL CHANGE. Upon certain fundamental changes, as described in "Description of Notes", each holder of the Notes will have the right to require IPEC to redeem that holder's Notes. If a fundamental change were to occur, there can be no assurance that IPEC or SpeedFam-IPEC would have sufficient funds to pay the redemption price for all the Notes tendered by holders.

In addition, the terms of IPEC's existing credit facility prohibit IPEC from purchasing or redeeming any Notes and also provide that a fundamental change would constitute an event of default. Any future credit agreements or other agreements relating to other indebtedness to which IPEC or SpeedFam-IPEC becomes a party may contain similar restrictions and provisions. If a fundamental change occurs at a time when IPEC or SpeedFam-IPEC is prohibited from purchasing or redeeming the Notes, IPEC or SpeedFam-IPEC could seek the consent of its lenders to the purchase of the Notes or could attempt to refinance the borrowings that contain such prohibition. If these attempts are unsuccessful, IPEC's and SpeedFam-IPEC's failure to redeem tendered Notes would constitute an event of default under the indenture. This would in turn constitute a further default under IPEC's existing credit facility and may constitute a default under the terms of other indebtedness that IPEC or SpeedFam-IPEC may enter into from time to time. In such circumstances, the subordination provisions in the indenture would likely restrict payments to the holders of Notes.

Finally, the term "fundamental change" is limited to certain specified transactions and may not include other events that might adversely affect the financial condition of IPEC. The requirement that IPEC redeem the Notes upon a fundamental change may not afford holders of the Notes protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving IPEC. See "Description of Notes-Redemption at Option of the Holder."

A LIMITED PUBLIC MARKET EXISTS FOR THE NOTES. IPEC does not intend to list the Notes on any national securities exchange or to seek the admission of the Notes to trading in the Nasdaq system. The initial purchasers of the Notes may make a market in the Notes and the underlying common stock. However, those initial purchasers are not obligated to make a market and may discontinue any market-making activities at any time without notice. In addition, those market-making activities are subject to the limits imposed by the Securities Act and the Exchange Act.

Also, although the Notes have been designated for trading on The PORTAL Market, Notes sold under this registration statement will no longer be eligible for trading through The PORTAL Market. No assurance can be given that an active trading market for the Notes will develop or, if a market develops, as to the liquidity or sustainability of such market. If a trading market does not develop or is not maintained, holders of the Notes may experience difficulty in reselling, or an inability to sell, the Notes. If a market for the Notes develops, any such market may be discontinued at any time. If a public trading market develops for the Notes, future trading prices of the Notes will depend on many factors, including:

-    prevailing interest rates;
-    IPEC's and SpeedFam-IPEC's operating results; and
-    the market for similar securities.

Depending on these and other factors, including the financial condition of IPEC and SpeedFam-IPEC, the Notes may trade at a discount from the principal amount. See " -- The price of the Notes is volatile."

THE PRICE OF THE NOTES IS VOLATILE. The market price of the Notes may be significantly affected by the following factors:

- quarter-to-quarter variations in the actual or anticipated financial results of IPEC and SpeedFam-IPEC or of other companies in the semiconductor industry, or in the markets served by IPEC and SpeedFam-IPEC;
- announcements by IPEC and SpeedFam-IPEC or its competitors regarding new product introductions;
-    changes in financial estimates by securities analysts;
-    changes in prevailing interest rates; and
-    general market conditions.

In addition, the stock market has experienced extreme price and volume fluctuations that have particularly affected the market price for many high technology companies and that have often been unrelated to the operating performance of these companies. The market price of SpeedFam-IPEC's common stock has fluctuated substantially in recent periods, from a low of $9.00 on September 10, 1998 to a high of $20.75 on January 20, 1999. On May 4, 1999, the reported last sale price of SpeedFam-IPEC's common stock on the Nasdaq National Market was $11.125. These broad market fluctuations may adversely affect the market price of the Notes, and there can be no assurance that the market price of the Notes will not decline below the levels prevailing at the time of this offering.

                       RATIO OF EARNINGS TO FIXED CHARGES

                                           YEAR ENDED JUNE 30,

                            1994       1995      1996       1997       1998
                            ----       ----      ----       ----       ----
Ratio of earnings to         --        9.2x       --         --         --
fixed charges

     For the purpose of calculating the ratio of earnings to fixed charges, (1) earnings consist of consolidated income (loss) from continuing operations before income taxes plus fixed charges and (2) fixed charges consist of interest expense incurred, amortization of debt expense and the portion of rental expense under leases deemed by IPEC to be representative of the interest factor. For the years ended June 30, 1994, 1996, 1997 and 1998, earnings were insufficient to cover fixed charges by $9,730, $15,762, $8,133 and $15,762, respectively.

                                 USE OF PROCEEDS

     IPEC will not receive any of the proceeds from the sale of the Notes by the selling securityholders.

                              DESCRIPTION OF NOTES

     The Notes are issued under an indenture, dated September 15, 1997, between IPEC and State Street Bank and Trust Company of California, N.A., as trustee, and a supplemental indenture, dated April 6, 1999, among IPEC, State Street Bank and Trust Company of California, N.A., as trustee, and SpeedFam-IPEC, as guarantor. A copy of the form of indenture and supplemental indenture will be made available to prospective investors in the Notes upon request to IPEC, and will be available for inspection during normal business hours at the corporate trust office of the trustee.

     The following summary of certain provisions of the indenture is not complete. You should look at the indenture and the registration rights agreement that are filed as exhibits to IPEC's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 and filed on November 13, 1997 and the supplemental indenture that is filed as an exhibit to SpeedFam-IPEC's Quarterly Report on Form 10-Q for the quarter ended February 28, 1999 and filed on April 14, 1999. All capitalized terms have the meanings specified in the indenture. In this description of the Notes, the words "IPEC", "the Company", "we" or "us" refer solely to Integrated Process Equipment Corp. and not its subsidiaries. Wherever we refer to particular defined terms of the indenture or the form of Note, such defined terms are incorporated by reference in this summary.

GENERAL

     The Notes represent unsecured general obligations of the Company subordinate in right of payment to certain other obligations of the Company as described under "Subordination of Notes" and convertible into common stock as described under "Conversion of Notes." The Notes are limited to $115,000,000 aggregate principal amount, are issued only in denominations of $1,000 multiples and will mature on September 15, 2004 unless earlier redeemed at the option of the Company or at the option of the holder upon a Fundamental Change.

     The indenture does not contain any financial covenants or restrictions on the payment of dividends, the incurrence of Senior Indebtedness or the issuance or repurchase of securities of the Company. The indenture contains no covenants or other provisions to afford protection to holders of the Notes in the event of a highly leveraged transaction or a change in control of the Company except to the extent described under "Redemption at Option of the Holder."

     The Notes bear interest at the annual rate of 6-1/4% from September 17, 1997, payable semi-annually on March 15 and September 15, commencing on March 15, 1998, to holders of record at the close of business on the preceding March 1 and September 1, respectively, except as follows.

- The interest payable upon redemption (unless the date of redemption is an interest payment date) will be payable to the person to whom principal is payable.

- In the case of any Note that is converted into SpeedFam-IPEC common stock during the period from (but excluding) a record date to (but excluding) the next interest payment date, the following rules will apply.

- If the Note has been called for redemption on a redemption date that occurs during that period, or is to be redeemed in connection with a Fundamental Change on a Repurchase Date that occurs during that period, the Company will not be required to pay interest on that interest payment date in respect of that Note.

- If otherwise, any Note submitted for conversion during that period will be accompanied by funds equal to the interest payable on the succeeding interest payment date on the principal amount so converted.

Interest may, at the Company's option, be paid by either of the following methods:

- check mailed to the address of the entitled person as it appears in the Note register; or

-    transfer to an account maintained by the person located in the United
     States;

provided, however, that payments to The Depository Trust Company, New York, New York ("DTC") will be made by wire transfer of immediately available funds to the account of DTC or its nominee. Interest will be computed on the basis of a 360-day year composed of twelve 30-day months.

GUARANTEE

All amounts payable by the Company under the indenture are unconditionally guaranteed by SpeedFam-IPEC. All payments pursuant to the guarantee by SpeedFam-IPEC are subordinated in right of payment to the prior payment in full of all Guarantor Senior Indebtedness, to the same extent and manner that all payments pursuant to the Notes are subordinated in right of payment to the prior payment in full of all Senior Indebtedness of the Company. As of February 28, 1999, SpeedFam-IPEC had outstanding Guarantor Senior Indebtedness of approximately $26,000.

CONVERSION OF NOTES

     The holders of Notes will be entitled to convert any Notes (in denominations of $1,000 multiples) into SpeedFam-IPEC's common stock, at the conversion price of $54.93 per share, subject to adjustment as described below. The Notes are convertible at any time after 90 days following the date of original issuance through the close of business on the final maturity date of the Notes, subject to prior redemption.

     Except as described below, no payment or other adjustment will be made on conversion of any Notes for accrued interest or for dividends on any common stock issued. The Company is not required to cause the issuance of fractional shares of common stock upon conversion of Notes and will instead pay a cash adjustment based upon the market price of the common stock on the last business day before the date of conversion. In the case of Notes called for redemption, conversion rights will expire at the close of business on the business day preceding the redemption date unless the Company defaults in the payment of the redemption price. A Note in respect of which a holder is exercising its option to require redemption upon a Fundamental Change may be converted only if the holder withdraws its election to exercise its option in accordance with the terms of the indenture.

     The initial conversion price of $54.93 per share of common stock is subject to adjustment under formulae set forth in the indenture in case of any of the following events:

-    the issuance of SpeedFam-IPEC's common stock as a dividend or distribution;

- the issuance to all holders of common stock of certain rights or warrants to purchase common stock;

-    certain subdivisions and combinations of the common stock;

- the distribution to all holders of common stock of capital stock (other than common stock), evidences of indebtedness of SpeedFam-IPEC or assets;

-    distributions of cash, excluding certain quarterly cash dividends;

- certain payments in respect of a tender offer or exchange offer by SpeedFam-IPEC or a subsidiary; and

- payment in respect of certain tender offers or exchange offers by a person other than SpeedFam-IPEC or a subsidiary in which, as of the closing date of the offer, the board of directors is not recommending rejection of the offer.

     In case of either of the following events, if holders of common stock are entitled to receive stock, other securities, other property or assets (including cash) with respect to or in exchange for such common stock, the holders of the Notes then outstanding will generally be entitled to convert their Notes into the kind and amount of shares of stock, other securities or other property or assets that they would have owned or been entitled to receive had the Notes been converted into common stock immediately prior to the event, assuming that a holder of Notes would not have exercised any rights of election as to the stock, other securities or other property or assets:

-    any reclassification of the common stock; or

- a consolidation, merger or combination involving SpeedFam-IPEC or a sale or conveyance to another person of the property and assets of SpeedFam-IPEC as an entirety or substantially as an entirety.

     In the event of a taxable distribution to holders of common stock or in certain other circumstances requiring conversion price adjustments, the holders of Notes may, in certain circumstances, be deemed to have received a distribution subject to United States income tax as a dividend; in certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of common stock.

     The Company from time to time may to the extent permitted by law reduce the conversion price by any amount for any period of at least 20 days, in which case the Company will give at least 15 days' notice of the reduction, if the board of directors has made a determination that the reduction would be in the best interests of the Company. In addition, the Company may make reductions in the conversion price as the board of directors deems advisable to avoid or diminish any income tax to holders of common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes.

     No adjustment in the conversion price will be required unless the adjustment would require a change of at least 1% in the conversion price then in effect; provided that any adjustment that would otherwise be required to be made will be carried forward and taken into account in any subsequent adjustment. Except as stated above, the conversion price will not be adjusted for the issuance of common stock or any securities convertible into or exchangeable for common stock or carrying the right to purchase any of the foregoing.

OPTIONAL REDEMPTION BY THE COMPANY

     The Notes are not entitled to any sinking fund. At any time on or after September 20, 2000, the Company has the option to redeem the Notes on at least 30 days' notice at the following prices (expressed as a percentage of the principal amount), together with accrued interest to (but excluding) the date fixed for redemption:

                         TIME PERIOD                          REDEMPTION PRICE

           September 20, 2000 - September 14, 2001                103.571%

           September 15, 2001 - September 14, 2002                102.679%

           September 15, 2002 - September 14, 2003                101.786%

           September 15, 2003 - September 14, 2004                100.893%

                   From September 15, 2004                        100.000%


     If less than all of the outstanding Notes are to be redeemed, the trustee will select the Notes to be redeemed in principal amounts of $1,000 multiples by lot, pro rata or by another method the trustee considers fair and appropriate. If a portion of a holder's Notes is selected for partial redemption and the holder converts a portion of those Notes, the converted portion will be deemed to be of the portion selected for redemption.

     The Company may not give notice of any redemption of Notes if a default in payment of interest or premium on the Notes or any other Event of Default has occurred and is continuing.

REDEMPTION AT OPTION OF THE HOLDER

     If a Fundamental Change occurs at any time prior to September 15, 2004, each holder of Notes will have the right to require the Company to redeem the holder's Notes on the date (the "Repurchase Date") that is 30 days after the date of the Company's notice of the Fundamental Change. The Notes will be redeemable in multiples of $1,000 principal amount.

     The Company will redeem the Notes at a price expressed as a percentage of the principal amount equal to:

                       REPURCHASE DATE                              PRICE OF NOTES

                  Before September 15, 1998                            106.250%

           September 15, 1998 to September 14, 1999                    105.357%

           September 15, 1999 to September 19, 2000                    104.464%

                   After September 19, 2000              at the redemption price set forth under
                                                         "Optional Redemption by the Company" that
                                                         would be applicable to a redemption at
                                                         the option of the Company on the Repurchase
                                                         Date

     In each case, the Company will also pay accrued interest on the redeemed Notes to, but excluding, the Repurchase Date; provided that, if the Repurchase Date is an interest payment date, then the interest payable on that date will be paid to the holder of record of the Notes on the relevant record date.

     The Company is required to mail to all holders of record of the Notes a notice of the occurrence of a Fundamental Change and of the resulting redemption right on or before the tenth day after the occurrence of such Fundamental Change. The Company is also required to deliver the trustee a copy of that notice. To exercise the redemption right, a holder of Notes must deliver, on or before the 30th day after the date of the Company's notice of a Fundamental Change (the "Fundamental Change Expiration Time"), written notice of the holder's exercise of the right, together with the Notes to be so redeemed, duly endorsed for transfer, to the Company (or an agent designated by the Company for such purpose). Payment for Notes surrendered for redemption (and not withdrawn) prior to the Fundamental Change Expiration Time will be made promptly following the Repurchase Date.

     The Company will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act to the extent then applicable in connection with the redemption rights of the holders of Notes in the event of a Fundamental Change.

     The redemption rights of the holders of Notes could discourage a potential acquiror of the Company. The Fundamental Change redemption feature, however, is not the result of management's knowledge of any specific effort to obtain control of the Company by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions.

SUBORDINATION OF NOTES

     The indebtedness evidenced by the Notes is subordinated to the extent provided in the indenture to the prior payment in full of all Senior Indebtedness of the Company and SpeedFam-IPEC. The Notes also are effectively subordinated to all indebtedness and other liabilities, including trade payables and lease obligations, if any, of the Company's subsidiaries.

     Upon any distribution of assets of the Company or SpeedFam-IPEC upon any dissolution, winding up, liquidation or reorganization, payments on the Notes are to be subordinated to the prior payment in full in cash of all Senior Indebtedness. In the event of any acceleration of the Notes because of an Event of Default, the holders of any Senior Indebtedness then outstanding would be entitled to payment in full in cash of all Senior Indebtedness before the holders of the Notes are entitled to receive any payment or distribution. The indenture requires that the Company promptly notify holders of Senior Indebtedness if payment of the Notes is accelerated because of an Event of Default.

     The Company also may not make any payment upon the Notes (including upon redemption) in case of either of the following:

- a default in the payment of Senior Indebtedness occurs and is continuing beyond any applicable period of grace (a "Payment Default"); or

- any other default occurs and is continuing with respect to Designated Senior Indebtedness that permits holders of the Designated Senior Indebtedness to accelerate its maturity and the trustee receives a notice of such default (a "Payment Blockage Notice") from the Company or other person permitted to give such notice under the indenture (a "Non-Payment Default").

Payments on the Notes may and will be resumed as follows:

- in case of a Payment Default, upon the date on which the default is cured or waived or ceases to exist; and

- in case of a Non-Payment Default, the earlier of the date on which the Non-Payment Default is cured or waived or ceases to exist or 179 days after the date on which the applicable Payment Blockage Notice is received.

No new period of payment blockage may be started pursuant to a Payment Blockage Notice unless and until both of the following occur:

- 365 days have elapsed since the initial effectiveness of the immediately prior Payment Blockage Notice; and

- all scheduled payments on the Notes that have come due have been paid in full in cash.

No Non-Payment Default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the trustee can be the basis for a subsequent Payment Blockage Notice.

     In the event that the trustee or any holder of the Notes receives any payment or distribution of assets of the Company in contravention of any of the subordination provisions of the indenture before all Senior Indebtedness is paid in full, then that payment or distribution will be held by the recipient in trust for the benefit of holders of Senior Indebtedness to the extent necessary to make payment in full of all Senior Indebtedness.

     By reason of the subordination provisions described above, in the event of the Company's bankruptcy, dissolution or reorganization, holders of Senior Indebtedness may receive more, ratably, and holders of the Notes may receive less, ratably, than the other creditors of the Company. The subordination will not prevent the occurrence of any Event of Default under the indenture.

     The Company is obligated to pay reasonable compensation to the trustee and to indemnify the trustee against certain losses, liabilities or expenses incurred by it in connection with its duties relating to the Notes. The trustee's claims for those payments will generally be senior to those of the holders of the Notes in respect of all funds collected or held by the trustee.

EVENTS OF DEFAULT; NOTICE AND WAIVER

     If an Event of Default has occurred and is continuing, the trustee or the holders of not less than 25% in principal amount of the Notes then outstanding may declare the principal of, premium, if any, and accrued interest (including liquidated damages, if any) on the Notes to be due and payable immediately. In the case of certain events of bankruptcy or insolvency of the Company, the principal of, premium, if any, and accrued interest (including liquidated damages, if any) on the Notes will automatically become immediately due and payable. However, if the Company cures all defaults (except the nonpayment of principal of, premium, if any, and interest (including liquidated damages, if any) on any of the Notes that have become due by acceleration and certain other conditions are met, with certain exceptions, the declaration may be canceled and past defaults may be waived by the holders of a majority of the principal amount of the Notes then outstanding.

     The indenture provides that any payment of principal, premium, if any, or interest (including liquidated damages, if any) that is not made when due will accrue interest, to the extent legally permissible, at the annual rate set forth on the cover page hereof from the date on which the payment was required under the terms of the indenture until the date of payment.

     The holders of a majority in principal amount of the Notes then outstanding have the right to direct the time, method and place of conducting any proceedings for any remedy available to the trustee, subject to certain limitations specified in the indenture.

     The indenture provides that no holder of the Notes may pursue any remedy on the Notes, except for a default in the payment of principal, premium, if any (including upon redemption), or interest (including liquidated damages, if any), unless all of the following conditions are satisfied:

- the holder has previously given to the trustee written notice of a continuing Event of Default;

- the holders of at least 25% in principal amount of the outstanding Notes have made a written request, and offered reasonable indemnity, to the trustee to pursue the remedy; and

- the trustee has not received from the holders of a majority in principal amount of the outstanding Notes a direction inconsistent with the request and has failed to comply with the request within 60 days after receipt of the request.

MODIFICATION OF THE INDENTURE

     The indenture contains provisions permitting the Company and the trustee, with the consent of the holders of a majority in principal amount of the Notes at the time outstanding, to modify the indenture or any supplemental indenture or the rights of the holders of the Notes, except that no such modification may do any of the following without the consent of each holder of a Note so affected:

-    extend the fixed maturity of any Note;

-    reduce the rate or extend the time for payment of interest on the Notes;

-    reduce the principal amount of the Notes or premium, if any, on the Notes;

-    reduce any amount payable upon redemption of the Notes;

- change the obligation of the Company to redeem any Note upon the happening of any Fundamental Change in a manner adverse to the holders of the Notes;

- impair the right of a holder to institute suit for the payment of the Notes;

-    change the currency in which the Notes are payable;

- impair the right to convert the Notes into common stock subject to the terms set forth in the indenture; or

- modify the provisions of the indenture with respect to the subordination of the Notes in a manner adverse to the holders of the Notes in any material respect.

Also, any modification to reduce the percentage of Notes whose holders are required to consent to any modification of the indenture or any such supplemental indenture requires the consent of the holders of all of the Notes then outstanding.

     The Indenture also provides for certain modifications of its terms without the consent of the holders of the Notes.

REGISTRATION RIGHTS OF THE NOTEHOLDERS

     The Company has agreed to file with the Commission a shelf registration statement (of which this prospectus is a part) covering resales by holders of the Notes and the common stock issuable upon conversion of the Notes within 90 days after the date of original issuance of the Notes. The Company has agreed to use reasonable efforts to cause the shelf registration statement to become effective as promptly as is practicable and to keep the shelf registration statement effective until the earlier of (1) the sale pursuant to the shelf registration statement of all the securities registered thereunder and (2) the expiration of the holding period applicable to such securities pursuant to Rule 144(k) under the Securities Act or any successor provision.

     The Company will be permitted to suspend the use of this prospectus for a period not to exceed 30 days in any three-month period, or not to exceed an aggregate of 60 days in any 12-month period under certain circumstances relating to pending corporate developments, public filings with the Commission and similar events. The Company has agreed to pay predetermined liquidated damages to those holders of Notes and those holders of common stock issued upon conversion of the Notes who have requested to sell pursuant to the shelf registration statement if the shelf registration statement was not timely filed or if the prospectus is unavailable for periods in excess of those permitted above. The Company has further agreed, if the failure to file or unavailability continues for an additional 30-day period, to pay predetermined liquidated damages to all holders of Notes and all holders of common stock issued upon conversion of the Notes, whether or not such holder has requested to sell pursuant to the shelf registration statement. A holder who sells the Notes or the common stock issued upon conversion of the Notes pursuant to the shelf registration statement generally will be required to be named as a selling stockholder in the related prospectus, deliver a prospectus to purchasers and be bound by those provisions of the registration rights agreement that are applicable to the holder (including certain indemnification provisions). The Company will pay all expenses of the shelf registration statement, provide to each registered holder copies of the prospectus, notify each registered holder when the shelf registration statement has become effective and take certain other actions as are required to permit, subject to the foregoing, unrestricted resales of the Notes or the common stock.

RULE 144A INFORMATION REQUIREMENT

     The Company has agreed to furnish to the holders or beneficial holders of the Notes or the underlying common stock and prospective purchasers of the Notes or the underlying common stock designated by the holders of the Notes or the underlying common stock, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act until such time as the securities are no longer "restricted securities" within the meaning of Rule 144 under the Securities Act (assuming the securities have not been owned by an affiliate of the Company).

INFORMATION CONCERNING THE TRUSTEE

     State Street Bank and Trust Company of California, N.A., as trustee under the indenture, has been appointed by the Company as paying agent, conversion agent, registrar and custodian with regard to the Notes.

ADDITIONAL INFORMATION

     Anyone who receives this prospectus may obtain copies of the indenture and the registration rights agreement without charge by writing to Investor Relations, Integrated Process Equipment Corp., 4717 East Hilton Avenue, Phoenix, AZ 85034 or by telephoning (602) 517-7200.

                             SELLING SECURITYHOLDERS

     The following table contains information about the principal amounts of Notes and underlying common stock beneficially owned by each selling securityholder that may be offered pursuant to this Prospectus. This information has been obtained from the selling securityholders. None of the selling securityholders has, or within the past three years has had, any position, office or other material relationship with IPEC or any of its predecessors or affiliates, except as noted below.

        SELLING SECURITYHOLDER            PRINCIPAL AMOUNT OF        NUMBER OF SHARES
                                           NOTES BENEFICIALLY        OF SPEEDFAM-IPEC
                                           OWNED AND OFFERED           COMMON STOCK
                                                 HERE                   BENEFICIALLY
                                                                        OWNED (1)(2)
------------------------------------     ----------------------     -------------------

MITSUI TRUST & BANKING CO., LTD.                1,630,000                   29,674

ANY OTHER HOLDER OF NOTES OR                  113,370,000                2,063,899
FUTURE TRANSFEREE FROM ANY
SUCH HOLDER (3)(4)

                           TOTAL:             115,000,000                2,093,573


(1) Includes shares of SpeedFam-IPEC common stock issuable upon conversion of the Notes.

(2) Assumes a conversion price of $54.93 per share, and a cash payment in lieu of any fractional share interest. However, this conversion price is subject to adjustment as described under "Description of Notes -- Conversion." As a result, the number of shares of SpeedFam-IPEC common stock issuable upon conversion of the Notes may increase or decrease in the future. Under the terms of the Indenture, fractional shares will not be issued upon conversion of the Notes; cash will be paid in lieu of fractional shares, if any.

(3) Information concerning other selling securityholders will be set forth in prospectus supplements, if required.

(4) Assumes that any other holders of Notes, their future transferees, pledgees, donees or successors does not beneficially own any common stock other than the common stock issuable upon conversion of the Notes at the initial conversion rate.

     We originally issued the Notes in a private placement in September, 1997. The Notes were resold by the initial purchasers, in a transaction exempt from the registration requirements of the Securities Act, to qualified institutional buyers (as defined in Rule 144A under the Securities Act) or other institutional accredited investors (as defined in Rule 501(a)(1), (2), (3) or (7) under Regulation D of the Securities Act). The selling securityholders including their transferees, pledgees, donees or their successors) may offer and sell pursuant to this prospectus any or all of the Notes in the future.

     The selling securityholders identified above may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, all or a portion of their Notes since the date on which the information in the above table is presented. Information concerning the selling securityholders may change over time. Any changed information will be set forth in supplements to this prospectus.

     Because the selling securityholders may offer all or some of their Notes from time to time, we cannot estimate the amount of Notes that will be held by the selling securityholders upon the termination of any of these sales. In addition, the selling securityholders identified above may have sold, transferred or otherwise disposed of all or a portion of their Notes since the date on which they provided the information regarding their Notes in transactions exempt from the registration requirements of the Securities Act. See "Plan of Distribution."

     From time to time, Morgan Stanley & Co. Incorporated, Hambrecht & Quist LLC, Prudential Securities Incorporated and UBS Securities LLC have provided, and continue to provide, investment banking services to IPEC, for which they received or will receive customer fees. None of the other selling securityholders has had any position, office or other material relationship with IPEC or its affiliates within the last three years.

     IPEC will pay the expenses of registering the Notes being sold in this registration statement.

                              PLAN OF DISTRIBUTION

     IPEC will not receive any of the proceeds of the sale of the Notes and the underlying common stock offered by this prospectus. The Notes and the underlying common stock may be sold from time to time to purchasers:

     -    directly by the selling securityholders;

     - through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the Notes and the underlying common stock.

     The selling securityholders and any such broker-dealers or agents who participate in the distribution of the Notes and the underlying common stock may be deemed to be "underwriters." As a result, any profits on the sale of the Notes and underlying common stock by selling securityholders and any discounts, commissions or concessions received by any broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling securityholders were to be deemed underwriters, the selling securityholders may be subject to certain statutory liabilities of, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

     If the Notes and underlying common stock are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent's commissions.

     The Notes and underlying common stock may be sold in one or more transactions at:

     -    fixed prices;
     -    prevailing market prices at the time of sale;
     -    varying prices determined at the time of sale; or
     -    negotiated prices.

     These sales may be effected in transactions:

     - on any national securities exchange or quotation service on which the Notes and underlying common stock may be listed or quoted at the time of the sale;
     -    in the over-the-counter market;
     - in transactions otherwise than on such exchanges or services or in the over-the-counter market; or
     -    through the writing of options.

     In connection with sales of the Notes and underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the Notes and underlying common stock in the course of hedging their positions. The selling securityholders may also sell the Notes and underlying common stock short and deliver Notes and underlying common stock to close out short positions, or loan or pledge Notes and underlying common stock to broker-dealers that in turn may sell the Notes and underlying common stock.

     To our knowledge, there are currently no plans, arrangement or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the Notes and the underlying common stock by the selling securityholders. Selling securityholders may not sell any or all of the Notes and the underlying common stock offered by it pursuant to this prospectus. In addition,

IPEC cannot assure you that any such selling securityholder will not transfer, devise or gift the Notes and the underlying common stock by other means not described in this prospectus.

     At any time a particular offer of the Notes and common stock is made, a revised prospectus or prospectus supplement, if required, will be distributed which will set forth the aggregate amount and type of securities being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions, concessions and other items constituting compensation from the selling securityholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers. Such prospectus supplement and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, will be filed with the Commission to reflect the disclosure of additional information with respect to the distribution of the Notes and common stock. In addition, the Notes and common stock covered by this prospectus may be sold in private transactions or under Rule 144 rather than pursuant to this prospectus.

     The selling securityholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the Notes and the underlying common stock by the selling securityholders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the Notes and the underlying common stock to engage in market-making activities with respect to the particular Notes and the underlying common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the Notes and the underlying common stock and the ability of any person or entity to engage in market-making activities with respect to the Notes and the underlying common stock.

     Pursuant to the Registration Rights Agreement entered into in connection with the offer and sale of the Notes by IPEC, IPEC and the selling securityholders will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act or will be entitled to contribution in connection with these liabilities.

     IPEC has agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the Notes and underlying common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

                                  LEGAL MATTERS

     The validity of the issuance of the Notes and the underlying common stock offered hereby has been passed upon for IPEC by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California.

                                     EXPERTS

     The consolidated financial statements of IPEC and subsidiaries as of June 30, 1998 and 1997, and for each of the years in the three-year period ended June 30, 1998, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of SpeedFam-IPEC and subsidiaries as of May 31, 1998 and 1997, and for each of the years in the three-year period ended May 31, 1998, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

     SpeedFam-IPEC files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. Until April 7, 1999, IPEC also filed annual, quarterly and current reports, proxy statements and other information with the Commission. You may read and copy the reports, proxy statements and other information at the Commission's public reference room in Washington, D.C. You can request copies of these documents, upon payment of a duplicating fee, by writing to the Commission. Please call the Commission at 1-800-SEC-0330 for more information on the public reference rooms. You can also find these documents on the Commission's Web site at www.sec.gov.

     SpeedFam-IPEC and IPEC have elected to "incorporate by reference" into this document other documents filed with the Commission by them. SpeedFam-IPEC can disclose important information to you by referring to those other documents. As allowed by the Commission, the documents that are incorporated by reference are considered to be part of this document.

     SpeedFam-IPEC incorporates by reference the following documents previously filed with the Commission (File No. 0-26784) and any future filings it will make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus:

     1. SpeedFam-IPEC's Annual Report on Form 10-K for the fiscal year ended May 31, 1998, as amended;
     2. SpeedFam-IPEC's Quarterly Report on Form 10-Q for the quarter ended August 31, 1998, as amended;
     3. SpeedFam-IPEC's Quarterly Report on Form 10-Q for the quarter ended November 30, 1998, as amended;
     4.   SpeedFam-IPEC's Current Report on Form 8-K dated November 23, 1998;
          and
     5. SpeedFam-IPEC's Quarterly Report on Form 10-Q for the quarter ended February 28, 1999.

     IPEC incorporates by reference the following documents previously filed with the Commission (File No. 0-20470) and any future filings it will make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus:

     1. IPEC's Annual Report on Form 10-K for the fiscal year ended June 30, 1998, as amended;
     2. IPEC's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, as amended;
     3.   IPEC's Current Report on Form 8-K dated November 23, 1998;
     4. IPEC's Quarterly Report on Form 10-Q for the quarter ended December 31, 1998, as amended;
     5.   IPEC's Current Report on Form 8-K dated January 27, 1999; and
     6.   IPEC's Current Report on Form 8-K dated January 28, 1999.

     Information in this prospectus supersedes information incorporated by reference that SpeedFam-IPEC or IPEC filed with the Commission prior to the date of this prospectus. Information SpeedFam-IPEC files later with the Commission will automatically update and, in some cases, supersede this information.

     This prospectus is accompanied by IPEC's Form 10-K for the fiscal year ended June 30, 1998 and SpeedFam-IPEC's Form 10-K for the fiscal year ended May 31, 1998 and Form 10-Q for the quarter ended February 28, 1999.

                           FORWARD LOOKING STATEMENTS

     Certain statements made in this prospectus are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Any statements contained or incorporated by reference in this document, including statements to the effect that SpeedFam-IPEC, IPEC or their respective management "believes," "expects," "anticipates," "plans," "may," "will," "projects," "continues" or "estimates," or statements concerning "potential," or "opportunity" or other variations of these words that are not statements of historical fact should be considered forward-looking statements. Actual results could differ materially and adversely from those expressed or implied in such forward-looking statements as a result of certain factors, including those discussed in "Risk Factors" beginning on page 5, which you should carefully review.

--------------------------------------------------------------------------------

     You may rely on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus nor sale of notes means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these notes in any circumstances under which the offer or solicitation is unlawful.

                                 ---------------
                                TABLE OF CONTENTS
                                 ---------------

                                                       PAGE
                                                       ----

How to Get More Information..........................    2
The Company..........................................    2
The Offering.........................................    4
Risk Factors.........................................    5
Ratio of Earnings to Fixed Charges...................    8
Use of Proceeds......................................    8
Description of Notes.................................    9
Selling Securityholders..............................   17
Plan of Distribution.................................   19
Legal Matters........................................   20
Experts..............................................   20

--------------------------------------------------------------------------------

                                  $115,000,000


                               INTEGRATED PROCESS
                                 EQUIPMENT CORP.
                                     Issuer

                               SPEEDFAM-IPEC, INC.
                                    Guarantor


                               6 1/4% CONVERTIBLE
                             SUBORDINATED NOTES DUE
                               SEPTEMBER 15, 2004

                                  ------------

                                   PROSPECTUS

                                  ------------

                                 _________, 1999

--------------------------------------------------------------------------------

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the various expenses payable by the Registrant in connection with the sale and distribution of the securities being registered hereby. Normal commission expenses and brokerage fees are payable individually by the Selling Securityholders. All amounts are estimated except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission registration fee           $31,970
Accounting fees and expenses                                   10,000
Legal fees and expenses                                        10,000
Miscellaneous                                                   5,000
                                                              -------
Total.                                                        $56,970

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law authorizes a court to award or a corporation's Board of Directors to grant indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. The Company's Certificate of Incorporation, as amended, and the Bylaws, as amended, provide for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation law. In addition, the Company has entered into Indemnification Agreements with its officers and directors. The Company also currently maintains an officers' and directors' liability insurance policy which insures, subject to the exclusions and limitations of the policy, officers and directors of the Company against certain liabilities which might be incurred by them solely in such capacities.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     The following exhibits, filed previously or incorporated by reference herein:

       Exhibit
        Number                       Exhibit Title
        ------                       -------------
         2.1 Stock Purchase Agreement among the Company, William Reiersgaard and GAARD Automation Inc., dated effective October 30, 1995. Incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K for reporting date October 30, 1995 and filed November 14, 1995 (File No. 0-20470).

         2.2 Asset Purchase Agreement between the Company and Hughes Danbury Optical Systems, Inc., dated effective December 29, 1995. Incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K for reporting date December 29, 1995 and filed January 13, 1996 (File No. 0-20470).

         2.3 Agreement and Plan of Merger, dated November 19, 1998, by and among the Company, SpeedFam International, Inc. and SpeedFam, Inc., a wholly owned subsidiary of SpeedFam International, Inc. Incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K for reporting date November 19, 1998 and filed November 23, 1998 (File No. 0-20470).

         4.1 Stockholders' Agreement, dated as of August 31, 1993 among the Company, Harold C. Baldauf ("HCB") and Janet A. Baldauf ("JAB"). Incorporated by reference to Exhibit 10.22 to the 1993 Form 10-KSB.

         4.2 Purchase Agreement, between the Company and Morgan Stanley & Co. Incorporated, acting on behalf of MS, Hambrecht & Quist LLC, Prudential Securities Incorporated and UBS Securities LLC (collectively, the "Initial Purchasers"), dated September 11, 1997. Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for reporting date September 30, 1997 and filed on November 13, 1997.

         4.3 Indenture between the Company and State Street Bank and Trust Company of California, N.A., dated as of September 15, 1997. Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for reporting date September 30, 1997 and filed on November 13, 1997.

         4.4 Registration Rights Agreement between the Company and the Initial Purchasers, dated September 15, 1997. Incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for reporting date September 30, 1997 and filed on November 13, 1997.

         4.5 Specimen of 6 1/4% Convertible Subordinated Note due 2004 issued by the Company on September 17, 1997 in the amount of $115,000,000. Incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for reporting date September 30, 1997 and filed on November 13, 1997.

         5.1*     Opinion of Wilson Sonsini Goodrich & Rosati, P.C.

         12.1*    Computation of Ratio of Earnings to Fixed Charges

         23.1*    Consent of KPMG LLP.

         23.2*    Consent of KPMG LLP.

         23.3*    Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in
                  Exhibit 5.1 above).

         24.1*    Power of Attorney. (see p. II-6)

         24.2*    Power of Attorney. (see p. II-8)

         25.1 Statement of Eligibility and Qualification Under the Trust Indenture Act of 1939 of a Corporation designated to act as Trustee on Form T-1. Incorporated by reference to Exhibit 25.1 to the Company's Registration Statement on Form S-3 filed on December 16, 1997.


         -------------------------------
         * Filed herewith

ITEM 17.  UNDERTAKINGS.

      The undersigned Registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

            (i) To include any prospectus required by Section 10(a)(3) of the 1933 Act;

            (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

            (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

            PROVIDED, HOWEVER, that paragraphs (1)(i) and (1)(ii) do not apply if this Registration Statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the 1934 Act that are incorporated by reference in this Registration Statement.

      (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that such a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized:


                                      INTEGRATED PROCESS EQUIPMENT CORP.
                                      a Delaware Corporation

                                      By: /s/ Roger K. Marach
                                          --------------------------------------
                                          Roger K. Marach
                                          Chief Financial Officer, Treasurer and
                                          Assistant Secretary


         Date: May 5, 1999

                                POWER OF ATTORNEY

         KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Richard J. Faubert and Roger K. Marach, jointly and severally his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendments to this Registration Statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature                                     Title                        Date

/s/ James N. Farley          Co-Chairman of the Board                  May 5, 1999
-------------------
James N. Farley

/s/ Sanjeev R. Chitre        Co-Chairman of the Board                  May 5, 1999
---------------------
Sanjeev R. Chitre

/s/ Richard J. Faubert
----------------------       President, Chief Executive Officer and    May 5, 1999
Richard J. Faubert           Director

/s/ Roger K. Marach
---------------------        Chief Financial Officer, Treasurer and    May 5, 1999
Roger K. Marach              Assistant Secretary

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized:


                                    SPEEDFAM-IPEC, INC.
                                    An Illinois Corporation

                                    By:  /s/ Roger K. Marach
                                        --------------------------------
                                         Roger K. Marach
                                         Chief Financial Officer, Treasurer and
                                         Assistant Secretary

         Date: May 5, 1999

                                POWER OF ATTORNEY

         KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Richard J. Faubert and Roger K. Marach, jointly and severally his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendments to this Registration Statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature                                         Title                              Date



/s/ James N. Farley              Co-Chairman of the Board                        May 5, 1999
---------------------------
James N. Farley

/s/ Sanjeev R. Chitre            Co-Chairman of the Board                        May 5, 1999
---------------------------
Sanjeev R. Chitre

---------------------------      Vice Chairman of the Board and Director         May ___, 1999
Makoto Kouzuma

/s/ Richard J. Faubert           President, Chief Executive Officer and          May 5, 1999
---------------------------      Director
Richard J. Faubert

/s/ Roger K. Marach              Chief Financial Officer, Treasurer and          May 5, 1999
---------------------------
Roger K. Marach                  Assistant Secretary

---------------------------      Director                                        May ___, 1999
Neil R. Bonke

/s/ William J. Freschi           Director                                        May 5, 1999
---------------------------
William J. Freschi

/s/ Richard S. Hill              Director                                        May 5, 1999
---------------------------
Richard S. Hill

/s/ Kenneth Levy                 Director                                        May 5, 1999
----------------------------
Kenneth Levy

/s/ Roger D. McDaniel            Director                                        May 5, 1999
----------------------------
Roger D. McDaniel

                                  EXHIBIT INDEX


Exhibit Number                 Exhibit Title
--------------                 -------------

     5.1*         Opinion of Wilson Sonsini Goodrich & Rosati, P.C.

     12.1*        Computation of Ratio of Earnings to Fixed Charges

     23.1*        Consent of KPMG LLP.

     23.2*        Consent of KPMG LLP.

     23.3*        Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in
                  Exhibit 5.1 above).

     24.1*        Power of Attorney. (see p. II-6)

     24.2*        Power of Attorney. (see p. II-8)

-------------------------------
* Filed herewith